UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (NATIONAL EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Further to the relevant event dated March 31, 2016 (number 236.861), BBVA reports that on April 8, 2016 notice of the approval by the Board of Directors of BBVA of the common draft terms of the merger by absorption of Catalunya Banc, S.A. (“CX”) by BBVA (the “Common Draft Terms of Merger”) was posted on the websites of BBVA and CX. Additionally, on May 13, 2016 the Annual and Extraordinary Shareholders’ Meeting of CX approved on first call the merger by absorption of CX by BBVA on the terms set forth in the Common Draft Terms of Merger.

In this connection, BBVA also reports that on the date hereof, September 1, 2016, after obtaining the authorization from the Ministry of Economy and Competitiveness and having fulfilled all other statutory requirements, BBVA and CX have executed the merger deed by virtue of which BBVA absorbs CX.

The aforesaid merger deed is expected to be registered at the Bizkaia Commercial Registry on September 9, 2016, subject to evidence that there are no obstacles preventing the registration of the merger at the Barcelona Commercial Registry.

On the date on which the merger deed is registered at the Bizkaia Commercial Registry, all CX shares will be automatically extinguished and will be exchanged for BBVA shares.

In particular, pursuant to the Common Draft Terms of Merger, available on the BBVA corporate website (www.bbva.com), CX shareholders (other than BBVA) will receive 1 BBVA share for every 10 CX shares.

As stipulated in the Common Draft Terms of Merger, BBVA will attend to the exchange by awarding shares of treasury stock.

In this connection, BBVA reports that of the total 1,978,783,178 shares into which the capital stock of CX is divided, neither (i) the 1,947,166,809 CX shares owned by BBVA, representing approximately 98.40% of the capital stock of CX; nor (ii) the 13,883,711 shares owned by CX as treasury stock, representing approximately 0.70% of its capital stock, will be exchanged. The aforesaid CX shares owned by BBVA and by CX as treasury stock will be redeemed and retired. For this reason, the number of CX shares that are to be exchanged for BBVA shares will be 17,732,658 shares.

Accordingly, the maximum number of BBVA shares necessary for the exchange will be 1,773,265 shares.

BBVA also reports that a mechanism has been established, aimed at ensuring that the number of BBVA shares to be awarded to CX shareholders in the exchange is a whole number.

This mechanism consists of the designation of an “odd-lot agent” so that, in view of the fact that the exchange ratio of the merger is 1 BBVA share for every 10 CX shares, it acquires from CX shareholders any CX shares that, having regard to the aforesaid exchange ratio, are insufficient to entitle their owner to receive 1 BBVA share and which result from the positions maintained by the shareholders of CX (the “Odd-lots”).

The merging entities have designated BBVA with a view to having it discharge the aforesaid functions of “Odd-lot agent” (the “Odd-lot Agent”).

The acquisition price payable by the Odd-lot Agent for each Odd-lot will be equal to the amount resulting from dividing:

(i)	the arithmetic mean of the weighted average prices of the BBVA shares in the Spanish SIBE (Sistema de Interconexión Bursátil Español) (Mercado Continuo) during the last five trading sessions of BBVA on the Spanish securities markets prior to the date on which the merger deed is registered at the Bizkaia Commercial Registry (expected to be the sessions held on September 2, 5, 6, 7 and 8, 2016);

(ii)	by ten (10);

rounding off the result to the nearest ten thousandth of a euro and, in the case of one half of a ten thousandth of a euro, to the next higher ten thousandth of a euro, and multiplying it by the number of CX shares that make up the Odd-lot in question. Each CX shareholder will be deemed to submit to the Odd-lot acquisition system provided for herein, without it being necessary for it to send instructions to its depository, which will inform it of the result of the transaction after it has been concluded.

After the merger deed has been registered at the Bizkaia Commercial Registry, BBVA will execute the order to award BBVA shares and to pay the Odd-lots to the CX shareholders, so that the BBVA shares awarded in the exchange and the cash from the acquisition of Odd-lots are available to said shareholders following the habitual settlement period for this type of transaction stipulated by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A., Sociedad Unipersonal (“IBERCLEAR”) (currently three trading days after the introduction of the award order by BBVA).

The exchange will be performed by the members of IBERCLEAR in accordance with the procedures established for the book entry system pursuant to Royal Decree 878/2015, of October 2, 2015, and by application of article 117 of the consolidated text of the Corporate Enterprises Law, as appropriate.

From the date on which they are allotted, the shares awarded by BBVA in the exchange will confer on their holders the right to participate in the corporate profits of BBVA.

Madrid, September 1, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 1, 2016

	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative